Mail Stop 4561

August 6, 2008

Thomas K. Johnston
President and CEO
SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115

      Re: **SearchPath International, Inc.**
              Amendment No. 2 to Registration Statement on Form 10
              Filed July 25, 2008
              File No. 000-53277

Dear Mr. Johnston:

      We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

      We remind you that the registration statement will become effective by operation of law on August 12, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We urge you to promptly file an amendment to address these comments.

General

1.   We note that you did not provide all the acknowledgments that we requested, which appear at the end of our letter dated July 11, 2008. In your next response, please provide the representations as requested. Note that the representations should come directly from the company.

Item 1A. Risk Factors

There is no active trading market for our common stock…., page 10

2.   We refer to comment 7 of our letter dated July 11, 2008. We do not believe that issuers can apply to have their securities quoted on the OTCBB, which is an electronic quotation medium for subscribing market makers to reflect market making interest in eligible securities. Please remove the references in your filing

to your application for quotation on the OTCBB, or explain these references to us in your response.

Item 4. Security Ownership of Beneficial Owners and Management, page 21

3.   In response to comment 9 of our letter dated July 11, 2008, you state that The Signature Fund has sole voting, dispositive, and investment power with respect to the shares that it holds. However, on page 24, you disclose the Mr. Furth is the sole managing partner of this entity. Please disclose in the footnotes to your beneficial ownership table, if true, that Mr. Furth indirectly has sole voting and investment power with respect to the shares held by The Signature Fund.

Item 6. Executive Compensation, page 23

4.   We note that the summary compensation table does not appear consistent with your expanded disclosure regarding Mr. Johnston's employment agreement. Mr. Johnston's employment agreement as of July 1, 2005 provides for a base salary of $240,000 but the table discloses that he received $149,730 and $39,332 in 2007 and 2006, respectively. Please explain the difference in Mr. Johnston's actual compensation and compensation stated in his employment agreement. In addition, we note that you have filed Mr. Johnston's employment agreement dated July 1, 2007 as exhibit 10.1. Please explain why you have not filed the employment agreement dated July 1, 2005.

5.   We note that Amy Johnston has been the company's Vice President, Secretary and Treasurer since July 19, 2005 but did not receive any compensation in 2006 and 2007. Please provide a narrative description of Ms. Johnston's compensation and include all material factors necessary to understand the information presented in the table. Refer to Item 402(o) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 24

6.   We note your revised disclosure in this section that Ms. Johnston purchased a franchise from your company in September 2005. Please disclose how the royalty rate and advertising fee rate payable by this franchise to the company compares with the rates payable by unaffiliated parties.

7.   We note your response to comment 15 of our letter dated July 11, 2008, in which you state that the company did not have any promoters during the past five fiscal years. However, you disclose that the company was created by the owner and founder of Pathfinder in 2005, and that both Mr. and Ms. Johnston are owners and officers of that entity. Please explain why you believe that these individuals, or other persons, are not promoters, within the meaning of Rule 405 of the Securities

Act of 1933. Alternatively, provide the disclosure required by Item 404(d)(2) and Item 401(g) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 25

8.   We note your expanded disclosure regarding the unregistered issuances of securities to Marguiles & Levinson, Mr. Johnston, and Mr. Woods for services rendered. For each of these transactions, provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act of 1933.

<p align="center">*   *   *   *</p>

As appropriate, please amend your filing and respond to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please contact Jan Woo at (202) 551-3453 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: James W. Margulies
         Margulies & Levinson LLP
         Via fax at (216) 514-5996